99.1

Supplemental Historical Financial Information in U.S. Dollars by Quarter

The amounts presented herein are derived from the Company’s interim financial information previously reported in Canadian dollars and have been translated into U.S. dollars.  This information supplements the earnings press release previously issued.

(unaudited) - (in thousands of U.S. dollars, except per share data)
	Q4’20	Q3’20	Q2’20	Q1’20	Q4’19*	Q3’19*	Q2’19*	Q1’19*
Revenue	1,048,147	866,951	740,106	829,099	883,717	883,142	885,186	825,531
Fuel surcharge	73,859	69,173	58,389	95,410	105,315	105,267	115,064	100,323
Total revenue	1,122,006	936,124	798,495	924,509	989,032	988,409	1,000,250	925,854
Operating expenses	1,004,884	819,085	703,417	837,181	896,248	888,506	888,930	846,993
Operating Income	117,122	117,039	95,078	87,328	92,784	99,903	111,320	78,861
Finance costs	15,382	11,532	12,654	14,342	15,552	16,075	16,069	14,411
Income before income taxes	101,740	105,507	82,424	72,986	77,232	83,828	95,251	64,450
Income Taxes	15,412	22,406	31,966	17,198	19,277	21,282	20,421	15,556
Net income from continuing operations	86,328	83,101	50,458	55,788	57,955	62,546	74,830	48,894
Net income from discontinued operations	-	-	-	-	(1,275)	-	(9,273)	-
Net income attributable to owners	86,328	83,101	50,458	55,788	56,680	62,546	65,557	48,894
EPS – basic	0.92	0.91	0.58	0.66	0.70	0.75	0.78	0.57
EPS – diluted	0.91	0.90	0.57	0.65	0.68	0.74	0.76	0.56
EPS from continuing operations – basic	0.92	0.91	0.58	0.66	0.71	0.76	0.89	0.57
EPS from continuing operations – diluted	0.91	0.90	0.57	0.65	0.70	0.74	0.87	0.56
Adjusted EPS - diluted[1]	0.98	0.94	0.76	0.61	0.72	0.79	0.88	0.58

Current assets	652,772	797,938	486,298	566,746	526,584	546,040	565,842	529,903
Non-current assets	3,196,592	2,896,131	2,876,232	2,797,373	2,982,236	2,928,595	2,932,219	2,850,008
Total Assets	3,849,364	3,694,069	3,362,530	3,364,119	3,508,820	3,474,635	3,498,061	3,379,911
Current Liabilities	654,460	682,184	651,848	449,267	487,615	495,680	506,223	484,840
Non current liabilities	1,404,727	1,321,978	1,313,693	1,586,913	1,861,913	1,856,172	1,865,738	1,784,683
Total Liabilities	2,059,187	2,004,162	1,965,541	2,036,180	2,349,528	2,351,852	2,371,961	2,269,523
Equity	1,790,177	1,689,907	1,396,989	1,327,939	1,159,292	1,122,783	1,126,100	1,110,388
Total liabilities and equity	3,849,364	3,694,069	3,362,530	3,364,119	3,508,820	3,474,635	3,498,061	3,379,911

Net cash from continuing operating activities	164,928	140,649	168,108	137,177	133,262	141,262	105,505	120,467
Net cash used in discontinued operating activities	-	-	-	-	(1,275)	-	(10,747)	-
Net cash from operating activities	164,928	140,649	168,108	137,177	131,987	141,262	94,758	120,467
* Recasted for changes of mark-to-market gain (loss) on deferred share units’ presentation to personnel expenses from finance (income) costs.

The change of the presentation currency to U.S. dollars required the translation of the reported Canadian dollar amounts to U.S. dollars. This translation was performed as follows:

• Income Statement and Statement of Cash Flows have been translated into U.S. dollars using average foreign currency rates prevailing for the relevant period.

• Assets and liabilities in the Statement of Financial Position have been translated into U.S. dollars at the closing foreign currency rates on the relevant balance sheet dates.

• Equity in the Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and other reserves, have been translated into U.S. dollars using historical rates.

To provide greater clarity, the income statement and cashflow are translated on a monthly basis using the monthly rate prevailing for the period. The reported quarter and annual income statement and cashflow are the cumulation of the months there within. As a result, depending on the timing of the revenues, expenses, receipts and payments each amount disclosed, the weighted average rate for each caption may differ.

Adjusted EPS Reconciliation
(unaudited) - (in thousands of U.S. dollars, except per share data)
	Q4’20	Q3’20	Q2’20	Q1’20	Q4’19*	Q3’19*	Q2’19*	Q1’19*
Net income for the period	86,328	83,101	50,458	55,788	56,680	62,546	65,557	48,894
Amortization of intangible assets related to business acquisitions, net of tax	10,221	8,822	8,306	7,937	9,263	9,136	8,938	8,419
Net change in fair value and accretion expense of contingent considerations, net of tax	104	3	21	37	40	31	30	45
Net change in fair value of derivatives, net of tax	(373)	(172)	(180)	352	—	—	(10)	10
Net foreign exchange (gain) loss, net of tax	227	(207)	3	(918)	(328)	335	560	(406)
Gain on sale of business, net of tax	(230)	—	—	—	—	—	—	—
Bargain purchase gain	—	—	—	(4,008)	—	—	(8,014)	—
Gain on sale of land and buildings and assets held for sale, net of tax	(1,848)	(1,691)	(144)	(6,625)	(6,872)	(5,273)	(1)	(6,545)
Net loss from discontinued operations	—	—	—	—	1,302	—	9,246	—
U.S. Tax Reform	(1,072)	(2,398)	8,767	—	—	—	—	—
Adjusted net income	93,357	87,458	67,231	52,563	60,085	66,775	76,306	50,417
Adjusted EPS – basic	1.00	0.96	0.77	0.62	0.74	0.79	0.91	0.59
Adjusted EPS – diluted	0.98	0.94	0.76	0.61	0.72	0.79	0.88	0.58
* Recasted for changes of mark-to-market gain (loss) on deferred share units presentation to personnel expenses from finance (income) costs.

Refer to the unaudited Q4 earnings press release for the definition of adjusted EPS.